UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-278762) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Canaan Inc. Engages with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., and Certain Other Agents as the New Sales Agents for Its At-The-Market Offering and Files Updated Prospectus Supplement

On December 23, 2024, Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company” or “We”) entered into a sales agreement (the “ATM Agreement”) with Macquarie Capital Limited (“Macquarie Capital”), Keefe, Bruyette & Woods, Inc. (“KBW”), China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. (“B. Riley”) as sales agents (the “sales agents”).

The Company has filed a new prospectus supplement, dated December 23, 2024, Eastern Standard Time (the “Prospectus Supplement”) setting up the new at-the-market equity offering program (the “ATM Program” or “ATM”), under which the Company may sell up to an aggregate of US$270 million of the American depositary shares (“ADSs”), each representing fifteen Class A ordinary shares of the Company, through or to the sales agents. The timing and extent of the use of the ATM Program will be at the discretion of the Company.

Pursuant to the ATM Agreement, the sales agents may sell the ADSs by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. The sales agents will use commercially reasonable efforts consistent with their normal trading and sales practices to sell the shares from time to time, based upon instructions from the Company, including sales made directly on or through the NASDAQ Global Market or any other existing trading market in the United States for ADSs representing the Company’s Class A ordinary shares. Under the ATM Agreement, the sales agents are not required to sell any specific number or dollar amount of securities, but will act as our sales agents using commercially reasonable efforts consistent with their normal trading and sales practices.

The ADSs will be offered under the Company’s existing shelf registration statement, including the accompanying base prospectus, on Form F-3, as amended, which was initially filed with the SEC on April 17, 2024 and became effective on September 5, 2024 (File No. 333-278762).

If the Company chooses to sell ADSs under the ATM Program, it intends to use the net proceeds of this offering for research and development, expansion of production scale, manufacturing or investing in digital mining sites and equipment for deployment and sales, and other general corporate purposes.

The foregoing summary of the ATM Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the ATM Agreement, which is filed herewith as Exhibit 1.1 and incorporated by reference herein.

Effective December 20, 2024, the Company terminated its at-the-market offering agreement with B. Riley, dated as of November 10, 2023, as amended by an Amendment no. 1 dated as of November 27, 2023, related to the offer and sale of the Company’s ADSs in at-the-market equity offering program. From November 10, 2023 to December 31, 2023, the Company utilized the above at-the-market equity offering program and sold 31,347,044 ADSs with net proceeds of approximately US$61.2 million at an average price of US$1.99 per ADS. The Company did not utilize such program after December 31, 2023.

A copy of the opinion of Maples and Calder (Hong Kong) LLP relating to the validity of the securities to be issued pursuant to the ATM Agreement is filed herewith as Exhibit 5.1. This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-278762) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Safe Harbor Statement

This Form 6-K contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Canaan Inc.’s anticipated financing plans and its intended use of proceeds contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this Form 6-K and in the attachments is as of the date of this Form 6-K, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description

Exhibit 1.1†	Sales Agreement

Exhibit 5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered

Exhibit 5.2	Consent of Maples and Calder (Hong Kong) LLP (contained in Exhibit 5.1)

†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they both are not material and would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang

Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer

Date: December 23, 2024